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COVID Overview Video Script

Hi, I'm Rich Uhlig, the Founder and CEO of Quadrant Biosciences. I hope that you and your families are staying healthy and safe during these unprecedented times.

As you may know, Quadrant Biosciences is a life sciences company working with academic and clinical researchers across the US to develop and commercialize epigenetic diagnostic solutions for several neurological conditions.

In December 2019 we launched the first test from our diagnostic platform called **Clarifi ASD™. Clarifi ASD** is the world's first epigenetic saliva test for autism spectrum disorder. The test, intended for children 18 to 83 months of age, provides a probability of an autism diagnosis based on epigenetic markers in the saliva. This test has the potential to accelerate clinical diagnoses of autism spectrum disorder to the 2nd or 3rd year of life - the time when therapeutic interventions are most effective. Using Clarifi ASD to facilitate an earlier diagnosis can change the trajectory of a child's life and that of their family.

Within months of launching Clarifi ASD, the world was besieged by the COVID-19 pandemic and its economic fallout. Parents focused on securing basic necessities for their families and are now feeling the effects of high levels of unemployment. Clinicians severely limited in-person acces and migrated many patient visits to telemedicine platforms - these restrictions persist today. As a result, and because of the novel nature of our test, sales of Clarifi ASD have been below our expectations.

 But we adapted to market conditions.

In response to the COVID pandemic we immediately reduced our operating costs and developed new lines of business. With years of experience in RNA analysis - and SARS-CoV-2 is an RNA virus - we made the decision to work directly with our academic research partners to develop and commercialize new diagnostic tools to help individuals, organizations and communities navigate the global COVID-19 pandemic.

Today, we are involved in three COVID-19 projects to help individuals, communities and policymakers have better confidence in their own health, the health of those around them, and to provide objective data for better decision making.

Our first project was to develop the Clarifi COVID-19 Test Kit, which is a non-invasive and easy to administer saliva swab that determines the presence or absence of the SARS-CoV-2 virus.

This test kit was co-developed with SUNY Upstate Medical University and has been submitted to the FDA for Emergency Use Authorization; we hope to receive approval in the coming weeks - but please note - there are no guarantees that the FDA will provide this authorization.

The other two projects are part of an initiative recently announced by New York State Governor Andrew Cuomo. Quadrant is actively engaged in a collaborative project with Syracuse University, SUNY ESF, Upstate Medical University, and global civil engineering firm Arcadis, to analyze wastewater for the relative prevalence of the SARS-CoV-2 virus in municipalities across New York State. Our analysis of wastewater samples can provide local health officials and policymakers with early indications and other important information related to the presence of COVID-19 infections in their communities.

Also, in response to an overwhelming need to efficiently test university students prior to attending classes, we partnered with the State University of New York, commonly referred to as "SUNY", to conduct pooled surveillance testing of students preparing to begin the fall semester. SUNY is our nation's largest higher-education system with over 425,000 students, and over 90,000 faculty and staff at 64 campuses across the state. This pooled surveillance technology was developed in partnership with SUNY Upstate Medical University and represents an accurate and cost-effective solution for schools to track viral transmissions on their campuses.

These Covid-19 projects are very important to our company in the short term -- but we continue to maintain focus on our core mission as an epigenetic diagnostics company. We're educating parents and clinicians about our flagship product **Clarifi ASD™** and continue to develop our research pipeline, including saliva-based tests for Parkinson's disease, acute concussion injuries and other neurological conditions.

At Quadrant Biosciences, we're committed to improving lives. We hope you'll consider joining us as an investor.

Thanks again and please stay safe!

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The Clarifi Story

Richard Uhlig, Founder & CEO of Quadrant Biosciences : We're seeing a very significant increase in prevalence of autism spectrum disorder in our society. As recently as 2006 1 in 150 children in the United States were diagnosed with autism spectrum disorder. As we sit here right now the statistics are now 1 in 59. The causes of that are generally unknown, what we do know is that currently in the United States the average age of diagnosis is between four and five years old. Our goal is to really change that, to have the average age of diagnosis in the second year of life. Access to those types of services at that very early age is nothing short of changing the trajectory of that child's life.

Steve Hicks: We discovered really pretty early on in our research that children with autism did not want to have needles stuck in their arms and parents did not want to have to hold them down for an autism test and we understood that we could sample some of the same epigenetic molecules in saliva as we could in blood. Clarifi harnesses new RNA molecules that most scientists didn't even know existed ten years ago. These molecules are critical for brain development and what's more they're present in high levels in the saliva. This allows us to do a non-invasive test in an out-patient pediatrics office and identify changes in the levels of molecules which differentiate kids with autism with kids who have typical development.

Frank Middleton, Associate Professor in the Department of Neurosciences and Physiology at Upstate Medical University: All other evaluations and diagnoses of autism are based on an observation of a child's behavior. The saliva test has the advantage of being objective.

Angela Saturno, Assistant Clinical Director ABA Services at AAPSA: Imagine if you have a child that is very aversive to going into the doctor's office. This test is quick, it is non-invasive, and it's something that will give you the answer you need. Now that will open the door for them to come to clinics and try to get treatment that is evidence based and effective.

Olivia: If i had the opportunity to do this, I would do it as early as I could. It gives you a head start, it gives you an opportunity to take advantage of new things and new resources, and he's a different kid because we got the diagnosis and we got the help early on.

Richard Uhlig: To have the opportunity to bring a product like Clarifi to market is frankly, humbling. In fact the NIH referred to it as game changing technology. This is a product that's going to positively affect the lives of millions of people around the World. We feel very honored to be the company that is bringing this product to market.

Quadrant company overview video transcript

Quadrant Biosciences is an epigenetic diagnostics company.
We are partnered with SUNY Upstate Medical University and Penn State College of Medicine.
Through this partnership we developed our epigenetic diagnostic platform, Clarifi.

We recently launched Clarifi ASD, an autism diagnostic aid, which is available by prescription. Using our RNA analysis experience, we quickly changed our focus to the COVID-19 pandemic. We are working now on a COVID-19 municipal wastewater surveillance project, a cost-effective group (pooled) sample COVID-19 testing project, and individual, simple, painless saliva testing for COVID-19.

Experienced management, researchers, advisory board & staff members give us unparalleled adaptability.

In unprecedented times like these adaptability can, and often does, mean viability.

Epigenetic diagnostic solutions for today's pressing health concerns.

quadrantbiosciences.com

COVID Overview Video Script

Hi, I'm Rich Uhlig, the Founder and CEO of Quadrant Biosciences. I hope that you and your families are healthy and safe.

As you may know, Quadrant Biosciences is a life sciences company working with academic and clinical researchers across the US to develop and commercialize epigenetic diagnostic solutions for several neurological conditions.

In December 2019 we launched the first test from our diagnostic platform called **Clarifi ASD™. Clarifi ASD** is the world's first epigenetic saliva test for autism spectrum disorder. The test, intended for children 18 to 83 months of age, provides a probability of an autism diagnosis based on epigenetic markers in the saliva. This test has the potential to accelerate clinical diagnoses of autism spectrum disorder to the 2nd or 3rd year of life - the time when therapeutic interventions are most effective. Using Clarifi ASD to facilitate an earlier diagnosis can change the trajectory of a child's life and that of their family.

Within months of launching Clarifi ASD, the world was besieged by the COVID-19 pandemic and its economic fallout. Parents focused on securing basic necessities for their families and are now feeling the effects of high levels of unemployment. Clinicians severely limited in-person acces and migrated many patient visits to telemedicine platforms - these restrictions persist today. As a result, and because of the novel nature of our test, sales of Clarifi ASD have been below our expectations.

But we adapted to market conditions.

In response to the COVID pandemic we immediately reduced our operating costs and developed new lines of business. With years of experience in RNA analysis - and SARS-CoV-2 is an RNA virus - we made the decision to work directly with our

academic research partners to develop and commercialize new diagnostic tools to help individuals, organizations and communities navigate the global COVID-19 pandemic.

Today, we are involved in three COVID-19 projects to help individuals, communities and policymakers have better confidence in their own health, the health of those around them, and to provide objective data for better decision making.

Our first project was to develop the Clarifi COVID-19 Test Kit, which is a non-invasive and easy to administer saliva swab that determines the presence or absence of the SARS-CoV-2 virus. This test kit was co-developed with SUNY Upstate Medical University and has been submitted to the FDA for Emergency Use Authorization; we hope to receive approval in the coming weeks - but please note - there are no guarantees that the FDA will provide this authorization.

The other two projects are part of an initiative recently announced by New York State Governor Andrew Cuomo. Quadrant is actively engaged in a collaborative project with Syracuse University, SUNY ESF, Upstate Medical University, and global civil engineering firm Arcadis, to analyze wastewater for the relative prevalence of the SARS-CoV-2 virus in municipalities across New York State. Our analysis of wastewater samples can provide local health officials and policymakers with early indications and other important information related to the presence of COVID-19 infections in their communities.

Also, in response to an overwhelming need to efficiently test university students prior to attending classes, we partnered with the State University of New York, commonly referred to as "SUNY", to conduct pooled surveillance testing of students preparing to begin the fall semester. SUNY is our nation's largest higher-education system with over 425,000 students, and over 90,000 faculty and staff at 64 campuses across the state. This pooled surveillance technology was developed in partnership with SUNY Upstate

Medical University and represents an accurate and cost-effective solution for schools to track viral transmissions on their campuses.

These Covid-19 projects are very important to our company in the short term -- but we continue to maintain focus on our core mission as an epigenetic diagnostics company. We're educating parents and clinicians about our flagship product **Clarifi ASD™** and continue to develop our research pipeline, including saliva-based tests for Parkinson's disease, acute concussion injuries and other neurological conditions.

At Quadrant Biosciences, we're committed to improving lives. We hope you'll consider joining us as an investor.

Thanks again and please stay safe!

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